UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13D-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 3)(1)

IONA Technologies PLC

(Name of Issuer)

ADR No Par Value

(Title of Class of Securities)

46206P109

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46206P109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Schroder Investment Management Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization London, England

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,074,962

	6.	Shared Voting Power

	7.	Sole Dispositive Power 3,074,962

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,074,962

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.84%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 46206P109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Schroders International Selection Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Luxembourg, Grand Duchy of Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,074,962

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.84%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 46206P109

Item 1.
	(a)	Name of Issuer IONA Technologies PLC
	(b)	Address of Issuer’s Principal Executive Offices The IONA Building Shelbourne Road Ballsbridge, Dublin 4 Ireland

Item 2.
	(a)	Name of Person Filing Schroder Investment Management Ltd.
	(b)	Address of Principal Business Office or, if none, Residence 31 Gresham Street, 1st Floor London EC2V 7QA United Kingdom
	(c)	Citizenship United Kingdom
	(d)	Title of Class of Securities ADR
	(e)	CUSIP Number 46206P109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 46206P109

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 3,074,962
(b) Percent of class: 8.84%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 3,074,962
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 3,074,962
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Ownership was originally reported for a registered investment adviser, Schroder Investment Management
International Ltd.  The business of that entity has been placed into a members’ voluntary liquidation and its business and interest in the securities transferred to the filing person as the successor in interest to Schroder Investment Management International Ltd.  Schroders International Selection Fund, a Luxembourg domiciled open ended investment company, is an investment advisory client of Schroder Investment Management Ltd and has the beneficial right to receive dividends and to the proceeds of sale of IONA Technologies PLC.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Schroder Investment Management Ltd.

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
(a)

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

“By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.”

CUSIP No. 46206P109

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2007
Date
/s/ Roger Goodchild
Signature
Roger Goodchild/Finance Director Schroder Investment Management Ltd.
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See Rule13d-7(b) for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations
(see 18 U.S.C. §1001)